Morgan, Lewis & Bockius LLP
1111 Pennsylvania Avenue, NW
Washington, DC 20004

BEAU YANOSHIK
202.739.5676
BYANOSHIK@MORGANLEWIS.COM

VIA EDGAR

November 30, 2011

Dominic Minore, Esq.
U. S. Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

         Re: The Advisors' Inner Circle Fund (File Nos. 033-42484 and
         811-06400) (the "Registrant"); Post-Effective Amendment No. 158 to the Registrant's Registration Statement On Form N-1A ("Amendment No. 158")
         -----------------------------------------------------------------------

Dear Mr. Minore:

This letter responds to comments on Amendment No. 158, which you provided in a telephonic discussion with me on Thursday, November 10, 2011. Amendment No. 158 was filed with the Securities and Exchange Commission (the "Commission") on September 16, 2011 pursuant to Rule 485(a)(2) under the Securities Act of 1933 for the purpose of adding a new series of the Registrant, the Cambiar Global Select Fund (the "Fund").

Summaries of the Staff's comments and our responses thereto on behalf of the Registrant are provided below. Capitalized terms not defined herein should be given the meaning provided in Amendment No. 158.

PROSPECTUS

1. COMMENT: Please confirm the Fund's expense limitation agreement will be filed on EDGAR.

         RESPONSE: The Fund's expense limitation agreement will be filed on EDGAR in a subsequent filing.

2. COMMENT: Please confirm if the Fund expects to incur interest, taxes, brokerage commissions, acquired fund fees and expenses, and/or extraordinary expenses (collectively, "excluded expenses") during its first year of operation. If so, please confirm such excluded expenses will be reflected in "Total Annual Fund Operating



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Dominic Minore, Esq.
November 30, 2011
Page 2

         Expenses after Fee Reductions and/or Expense Reimbursements" in the fee table, per the exclusion to the expense limitation arrangement disclosed in footnote 3.

         RESPONSE: The Adviser has confirmed that the Fund does not expect to incur excluded expenses during its first year of operations.

3.       COMMENT: In footnote 2 to the fee table:

         (a) Please clarify that the Adviser may only recover prior fee reductions or expense reimbursements if the Fund's Total Annual Fund Operating Expenses (not including excluded expenses) are operating below 1.30%.

         (b) Please consider removing the parenthetical "(or any prior agreement)" as the Fund is new and operating under an initial expense limitation agreement

         RESPONSE: To address each of the foregoing comments, the second sentence of footnote 2 to the fee table has been revised to read as follows:

                           In addition, if at any point Total Annual Fund Operating Expenses (not including excluded expenses) are below the expense cap, the Adviser may retain the difference between the Total Annual Fund Operating Expenses (not including excluded expenses) and the expense cap to recover all or a portion of its prior fee reductions or expense reimbursements made during the preceding three-year period during which this agreement was in place.

4. COMMENT: Please provide a definition of "non-U. S. companies" in the "Principal Investment Strategies" section.

         RESPONSE: The following has been added as the fourth sentence in the first paragraph of the "Principal Investment Strategies" section:

                           The Adviser considers a company to be a "non-U. S. company" if: (i) 50% of the company's assets are located outside of the United States; or (ii) 50% of the company's revenues are generated outside of the United States; or (iii) the company is domiciled or doing a substantial amount of business outside of the United States.

5. COMMENT: Please confirm if the Fund will invest in derivatives as part of its principal investment strategies. If so, please include disclosure per the SEC's July 2010 letter to the ICI. (1)

         RESPONSE: The Adviser has confirmed the Fund will not invest in derivatives as part of its principal investment strategies.

----------
(1) Letter from Barry D. Miller, Assoc. Dir. , Office of Legal and Disclosure, Division of Investment Management, U. S. Securities and Exchange Commission, to Karrie McMillan, Esq. , Gen. Counsel, Investment Company Institute (July 30, 2010), AVAILABLE AT http://www. sec. gov/divisions/investment/guidance/ici073010. pdf.



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Dominic Minore, Esq.
November 30, 2011
Page 3

6. COMMENT: Please revise the fourth sentence of the "Calculating Your Share Price" section to read as follows:

                  To receive the current Business Day's NAV, the Fund or an authorized institution must receive your order in good form (meaning that it is complete, contains all necessary information, and has all supporting documentation such as proper signature guarantees, IRA rollover forms, etc. ) before the close of trading on the NYSE that day. Otherwise, you will receive the NAV that is calculated at the close of trading on the following Business Day your order is received in good form.

         RESPONSE: The requested revision has been made.

7. COMMENT: Please include disclosure pursuant to Item 9 of Form N-1A in the prospectus.

         RESPONSE: General Instruction 3(a) to Form N-1A states that "[i]nformation that is included in response to Items 2 through 8 need not be repeated elsewhere in the prospectus. " In the Funds' prospectus, information related to each Fund's principal investment strategies and risks is included in response to Items 4(a) and 4(b) of Form N- 1A, and therefore, consistent with Form N-1A instructions, the information is not repeated in response to Item 9.

8. COMMENT: In the first paragraph of the "Other Investment Practices and Strategies" section, please clarify that the prospectus describes the Fund's "principal" investment strategies and risks.

         RESPONSE: The first paragraph of the "Other Investment Practices and Strategies" section has been revised to read as follows:

                  This prospectus describes the Fund's principal investment strategies and principal risks. The Fund may employ non-principal investment practices that this prospectus does not describe, such as when-issued and forward commitment transactions, lending of securities, borrowing and other techniques. In addition, the Fund may use the investment strategies described below. For more information concerning any of the Fund's investment practices and risks, please read the SAI.

STATEMENT OF ADDITIONAL INFORMATION

1. COMMENT: Please revise the first sentence of the fourth paragraph in the "Other Asset- Backed Securities" discussion to read as follows:

                  The Fund may also invest in residual interests in asset-backed securities, which consist of the excess cash flow, if any, remaining after making required payments on the securities and paying related administrative expenses.



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Dominic Minore, Esq.
November 30, 2011
Page 4

o        RESPONSE: The requested change has been made.

2. COMMENT: In the "Stripped Mortgage-Backed Securities" discussion, please include disclosure noting that an interest only ("IO") stripped mortgage-backed security is subject to the risk of total loss of investment if a loan is pre-paid ahead of schedule.

o RESPONSE: We note the following disclosure is currently included in the "Stripped Mortgage-Backed Securities" discussion:

                  A rapid rate of principal payments may adversely affect the yield to maturity of IOs and could cause the total loss of investment.

         As a result, the requested disclosure has not been added.

3. COMMENT: In the "Securities Lending" section, please revise the following disclosure to clarify that in most instances the Funds not only regain the right to vote securities, but will actually vote the securities.

                  (vi) voting rights on the loaned securities may pass to the borrower, provided, however, that if a material event adversely affecting the investment occurs, the Fund must terminate the loan and regain the right to vote the securities.

         RESPONSE: The disclosure above has been revised to read as follows:

                  (vi) voting rights on the loaned securities may pass to the borrower, provided, however, that if a material event adversely affecting the investment occurs, the Fund must terminate the loan and regain the right to vote the securities. In such instances, the Adviser will vote the securities in accordance with its proxy voting policies and procedures.

4. COMMENT: In the "Securities Lending" section, please disclose that the Fund will bear all expenses incurred as a result of securities lending, and that such expenses are not included in the Fund's fee table and example in the prospectus.

         RESPONSE: The Fund does not incur expenses in connection with its securities lending activities and, therefore, the requested disclosure has not been included.

5. COMMENT: Please confirm if the Fund may invest in real estate investment trusts ("REITs"). If so, please include applicable disclosure, including disclosure that the Fund will indirectly incur the costs of REITs and that such costs are not included in the Fund's fee table and example in the prospectus.

         RESPONSE: The Adviser has confirmed that the Fund may invest in REITs. Accordingly, the following has been added to the "Description of Permitted Investments" section of the SAI:

         REAL ESTATE INVESTMENT TRUSTS -- A REIT is a corporation or business trust (that would otherwise be taxed as a corporation) which meets the



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Dominic Minore, Esq.
November 30, 2011
Page 5

         definitional requirements of the Internal Revenue Code. The Internal Revenue Code permits a qualifying REIT to deduct from taxable income the dividends paid, thereby effectively eliminating corporate level federal income tax and making the REIT a pass-through vehicle for federal income tax purposes. To meet the definitional requirements of the Internal Revenue Code, a REIT must, among other things: invest substantially all of its assets in interests in real estate (including mortgages and other REITs), cash and government securities; derive most of its income from rents from real property or interest on loans secured by mortgages on real property; and distribute annually 95% or more of its otherwise taxable income to shareholders.

         REITs are sometimes informally characterized as Equity REITs and Mortgage REITs. An Equity REIT invests primarily in the fee ownership or leasehold ownership of land and buildings; a Mortgage REIT invests primarily in mortgages on real property, which may secure construction, development or long-term loans.

         REITs in which the Fund invests may be affected by changes in underlying real estate values, which may have an exaggerated effect to the extent that REITs in which the Fund invests may concentrate investments in particular geographic regions or property types. Additionally, rising interest rates may cause investors in REITs to demand a higher annual yield from future distributions, which may in turn decrease market prices for equity securities issued by REITs. Rising interest rates also generally increase the costs of obtaining financing, which could cause the value of the Fund's investments to decline. During periods of declining interest rates, certain Mortgage REITs may hold mortgages that the mortgagors elect to prepay, which prepayment may diminish the yield on securities issued by such Mortgage REITs. In addition, Mortgage REITs may be affected by the ability of borrowers to repay when due the debt extended by the REIT and Equity REITs may be affected by the ability of tenants to pay rent.

         Certain REITs have relatively small market capitalization, which may tend to increase the volatility of the market price of securities issued by such REITs. Furthermore, REITs are dependent upon specialized management skills, have limited diversification and are, therefore, subject to risks inherent in operating and financing a limited number of projects. By investing in REITs indirectly through the Fund, a shareholder will bear not only his proportionate share of the expenses of the Fund, but also, indirectly, similar expenses of the REITs. REITs depend generally on their ability to generate cash flow to make distributions to shareholders.

         In addition to these risks, Equity REITs may be affected by changes in the value of the underlying property owned by the trusts, while Mortgage



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Dominic Minore, Esq.
November 30, 2011
Page 6

         REITs may be affected by the quality of any credit extended. Further, Equity and Mortgage REITs are dependent upon management skills and generally may not be diversified. Equity and Mortgage REITs are also subject to heavy cash flow dependency defaults by borrowers and self-liquidation. In addition, Equity and Mortgage REITs could possibly fail to qualify for tax free pass-through of income under the Internal Revenue Code or to maintain their exemptions from registration under the 1940 Act. The above factors may also adversely affect a borrower's or a lessee's ability to meet its obligations to the REIT. In the event of default by a borrower or lessee, the REIT may experience delays in enforcing its rights as a mortgagee or lessor and may incur substantial costs associated with protecting its investments.

6. COMMENT: Please confirm if the Fund may invest in repurchase agreements and/or reverse repurchase agreements. If so, please include applicable disclosure.

         RESPONSE: The Adviser has confirmed the Fund will not invest in repurchase agreements and/or reverse repurchase agreements.

                                ***************

The Registrant acknowledges the Commission press release, dated June 24, 2004 ("Press Release"), in which the Commission announced that, in connection with any filing upon which comments are provided to a registrant by the Commission staff, the staff would require a written representation from the registrant to the effect that the comment process would not be used as a defense by the registrant in any securities related litigation brought against it. In accordance with the position announced in the Press Release, and on behalf of the Registrant, Registrant acknowledges that it is responsible for the adequacy and accuracy of the disclosures in its filings with the Commission and that it may not assert Commission staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States. Registrant further acknowledges that Commission staff comments or changes to disclosures in response to Commission staff comments in a filing reviewed by the Commission staff do not foreclose the Commission from taking any action with respect to such filing.

Please do not hesitate to contact the undersigned at 202.739.5676 if you have any questions concerning the foregoing.

                                    Sincerely,

                                    /s/ Beau Yanoshik

                                    Beau Yanoshik

cc: Christopher D. Menconi, Esq. Dianne M. Sulzbach, Esq.